March 23, 2007

GETPOKERRAKEBACK.COM
1805-1288 West Cordova Street
Vancouver, British Columbia
Canada V6C 3R3

Re: GETPOKERRAKEBACK.COM (the “Company”)

Ladies and Gentlemen:

You have asked for our opinion as to whether your business of offering so-called rake backs to online poker players is legal under applicable federal laws in the United States and under the applicable laws of the State of Nevada. We understand that this opinion is being requested by the United States Securities and Exchange Commission (the “Commission”) in connection with its review of the Company’s Registration Statement on Form SB-2 as filed with the Commission on January 12, 2007 (Registration Number 333-139940).

In rendering the opinion expressed below, we have relied on certain statements, representations, and information relating to factual matters provided about the Company and its operations made to us by the Company’s management and agents acting on behalf of the Company and assume those comments, statements, and references to be true and correct in all material respects. Whenever an opinion herein is qualified by the phrase “to our knowledge” (or such similar phrases), such opinion is based solely on the actual knowledge of attorneys in this firm who are currently involved in the substantive legal representation of the Company.

Additionally, in rendering the opinion expressed below, we have reviewed the following:

•	The Articles of Incorporation of GETPOKERRAKEBACK.COM, a Nevada corporation;
•	The bylaws of GETPOKERRAKEBACK.COM;
•
A copy of the Company’s SB-2 filing on January 11, 2007 (Registration No. 333-139940), which contains an explanation of the Company’s business, which business description has been separately represented to us to be a true and complete description of the activities of the Company;

•	The Interstate Wire Act of 1961 (the “Wire Act”); and
•	The Internet Gambling Prohibition and Enforcement Act (the “2006 Act”).
•
Title 41 of the Nevada Revised Statutes, Chapters 462-467, as amended, and the rules promulgated thereunder, specifically the Regulations of the Nevada Gaming Commission and State Gaming Control Board, as adopted July 1, 1959 and current as of November 2006.

This opinion, therefore, is premised on an interpretation of the Wire Act, the 2006 Act, and Nevada law. We are unaware of any other federal laws or Nevada statutes that apply or purport to apply to the Company’s activities. This opinion does not address state law other than the applicable laws of the State of Nevada.

GETPOKERRAKEBACK.COM
March 23, 2007
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Background

Based upon our review of the aforementioned documents and discussions with officers, directors, and agents of the Company, we understand the following facts:

The Company operates a web site that offer “rake backs” to online poker players. Rake backs are a poker loyalty program that rewards players for playing online poker at a specific online poker room. Once a player signed up through an affiliate web site link the on line poker room tracks their play and pays back a certain percentage of the rake the player generates to the affiliate. Then, according to the terms agreed to when signing up for an account, the affiliate returns part of that money to the player. The Company’s web site, getpokerrakeback.com, is such an affiliated site and has rake back agreements with six online poker rooms.

The Company does not operate online poker rooms and does not accept customers domiciled in the United States. The Company is able to monitor the domicile of new customers by confirming the players domicile with the online poker room. This is an effective control due to the fact that the player has to supply government-issued identification and banking information to the online poker room.

The Company has no stated plans to open an online poker room or change its current business plan in any way during the next 18 months.

Federal Law

Subsection (a) of the Wire Act provides that:

Whoever being engaged in the business of betting or wagering knowingly uses a wire communication facility for the transmission in interstate or foreign commerce of bets or wagers or information assisting in the placing of bets or wagers on any sporting event or contest, or for the transmission of a wire communication which entitles the recipient to receive money or credit as a result of bets or wagers, or for information assisting in the placing of bets or wagers, shall be fined under this title or imprisoned not more than two years, or both. 18 USC §1084.

Section 1084 has been interpreted to refer only to an individual involved in the ‘business of betting or wagering.’1  Since the Company has represented that it is not in the business of betting or wagering, the Wire Act prohibitions would appear not to apply to the Company’s business.

GETPOKERRAKEBACK.COM
March 23, 2007
Page of 3 of 4

We have also considered the 2006 Act, a copy of which is attached to this opinion as Exhibit A. As an initial matter, we note that the 2006 Act provides that “[n]o provision of this subchapter shall be construed as altering, limiting, or extending any Federal or State law or Tribal-State compact prohibiting, permitting, or regulating gambling within the United States.” 31 USC §5361(b). We conclude from this, among other things, that the Wire Act, which has been previously interpreted not to apply to the Company’s activities would not, simply by passage of the 2006 Act, be deemed to cover the Company’s activities.

Our interpretation of the balance of the applicable 2006 Act similarly indicates that it does not encompass the Company’s business. Section 5362 of the 2006 Act contains the legislation’s definitions and in particular, defines a “bet” or “wager” - the activities the 2006 Act is expressly aiming to prohibit. Section 5362(1)(E) provides a list of exceptions to the definition of a bet or wager. In pertinent part, that section provides that exempted from the definition of a bet or wager is
(viii) participation in any game or contest in which participants do not stake or risk anything of value other than

(I) personal efforts of the participants in playing the game or contest or obtaining access to the Internet; or
(II) points or credits that the sponsor of the game or contest provides to participants free of charge and that can be used or redeemed only for participation in games or contests offered by the sponsor…

The balance of the 2006 Act addresses conduct and activities that appear not to cover the Company’s activities. While the 2006 Act requires rules and regulations to be established within 270 days of its effective date, we are unaware of the existence or even the proposal of such regulations. This opinion is thus qualified in its entirety in that the issue of the application of regulations interpreting the 2006 Act is unknown. While our reading of the 2006 Act suggests that there would be no opportunity for such regulations to affect the Company’s activities, we are unable to state with certainty that they will not do so.

In applying the relevant laws and case law, several observations appear appropriate:

1.	Existing laws governing Internet gaming do not appear to apply to activities that do not take place in the United States and do not target nor permit U.S. citizens to participate.
2.	The Company’s business is not the provision of Internet gaming as defined by applicable legislation.
3.	Notwithstanding the foregoing, the Company in any event is taking appropriate measures to assure that U.S. citizens are not allowed to participate in its activities.

1 See In Re Mastercard International Internet Gambling Litigation (“The district court concluded that the Wire Act concerns gambling on sporting events or contests and that the Plaintiffs had failed to allege that they had engaged in internet sports gambling. We agree with the district court’s statutory interpretation, its reading of the relevant case law, its summary of the relevant legislative history, and its conclusion. The Plaintiffs may not rely on the Wire Act as a predicate offense here.”).

GETPOKERRAKEBACK.COM
March 23, 2007
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State Law

In reviewing the legality of the Company’s activities under Nevada state law, the law of the Company’s state of incorporation, we have reviewed Title 41 of the Nevada Revised Statutes, Chapters 462-467, as amended. We have also reviewed the Regulations of the Nevada Gaming Commission and State Gaming Control Board, as adopted July 1, 1959 and current as of November 2006, which regulations were available at http://gaming.nv.gov.stats_regs.htm. We note that while Nevada legalized online gaming on June 14, 2001, the applicable provisions of the new law, including the regulations, do not address the business of the Company, particularly inasmuch as the Company’s activities are not presumably targeted at, or otherwise impact, the citizens of Nevada.

Therefore, based on the foregoing facts, assumptions, representations, and legal analysis, we are of the opinion that the Company’s activities are not covered by the cited legislation and are, therefore, not prohibited under applicable federal laws in the United States.

This opinion letter is furnished to you by us as special counsel to the Company and is rendered solely in connection to the matter to which this opinion letter relates. This opinion letter may be relied upon by you only in connection with the response required in connection with the re-filing of your Registration Statement on Form SB-2/A (Registration No. 333-139940), and may not be relied upon by any other person without our prior written consent.

This opinion letter is limited to the matters expressly set forth herein and no opinion is implied or may be inferred beyond the matters expressly set forth herein.

This opinion letter is rendered as of the date hereof. We disclaim any obligation to advise you of any changes that thereafter may be brought to our attention.

Sincerely,

By:	/s/ Gersten Savage LLP
Gersten Savage LLP